UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(D)(4)
of the Securities Exchange Act of 1934

UNIONBANCAL CORPORATION
(Name of Subject Company)

UNIONBANCAL CORPORATION
(Names of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

908906100
(CUSIP Number of Class of Securities)

Richard D. Farman
Chairman of the Special Committee of the Board of Directors
UnionBanCal Corporation
400 California Street
San Francisco, California 94104-1302
(415) 765-2969

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William S. Rubenstein, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

MITSUBISHI UFJ FINANCIAL GROUP AND UNIONBANCAL CORPORATION SIGN
DEFINITIVE MERGER AGREEMENT

MUFG TO OFFER TO ACQUIRE ALL PUBLICLY HELD SHARES OF UNIONBANCAL FOR
$73.50 PER SHARE IN CASH

Tokyo and San Francisco, August 18, 2008 – Mitsubishi UFJ Financial Group, Inc. (“MUFG”) (NYSE: MTU) and UnionBanCal Corporation (“UNBC”) (NYSE: UB) today announced that they have signed a definitive merger agreement under which MUFG would offer to acquire, through its wholly owned subsidiary The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), all the publicly held shares of UNBC’s common stock for $73.50 per share in cash.  MUFG and its subsidiaries have owned a majority of UNBC since 1996 and currently hold approximately 65.4% of the outstanding shares.  The transaction values the shares not owned by MUFG at approximately $3.5 billion and all of UNBC at approximately $10.1 billion.  The agreement has been approved by the Board of Directors of both MUFG and UNBC and by the Special Committee of the UNBC Board. The Special Committee recommended to the UNBC Board that it approve the merger agreement, and the UNBC Board, in turn, approved the merger agreement and resolved to recommend the transaction to UNBC’s public shareholders.

Under the definitive merger agreement, BTMU would offer to acquire the publicly held shares of UNBC through a cash tender offer for $73.50 per share to be followed by a second-step merger in which any untendered shares would be acquired at the same price.  BTMU intends to commence the tender offer as soon as reasonably practicable and in any event by August 29.  The tender offer will expire 20 business days after the date it commences unless it is extended.  The tender offer and merger would not be subject to a financing condition and would not require Japanese or U.S. bank regulatory or antitrust approval.  Upon completion of the merger, UNBC would become a wholly owned indirect subsidiary of MUFG and remain headquartered in San Francisco, California.

Katsunori Nagayasu, President of BTMU, said, “We are delighted that we have been able to reach agreement with the UNBC Board of Directors. This agreement will provide us with a wide range of opportunities to expand our presence in the U.S. market through our enhanced relationship with UNBC. The continuing success of UNBC, particularly in the challenging economic environment in the United States, is a testament to the quality of its management and Board and the strong relationship we have built together over the years. We are pleased to deepen this relationship and are confident that this transaction will create long-term value for MUFG shareholders, while creating new opportunities for UNBC employees and customers.”

“The Special Committee of independent directors is very pleased to have negotiated a transaction with BTMU that we believe is highly attractive and in the best interests of the minority shareholders,” said Richard D. Farman, Chairman of the Special Committee of UNBC.  “I would like to thank all the directors on the Special Committee for their extensive commitment and effective representation of the Company's minority shareholders, and also thank our financial and legal advisors.  Union Bank’s focus has always been delivering value added financial services to its customers.  BTMU and management's focus will be to enhance that value proposition under the new ownership structure.  I'm confident Union Bank’s present and future customers will be delighted with the results.”

Morgan Stanley is serving as MUFG’s and BTMU’s financial advisor and Sullivan & Cromwell LLP and Mori Hamada & Matsumoto are serving as their U.S. and Japanese legal advisors, respectively, in the transaction.

Credit Suisse is acting as financial advisor to the Special Committee of the Board of Directors of UNBC and Skadden, Arps, Slate, Meagher & Flom LLP is acting as the Special Committee's legal counsel.

About MUFG/BTMU
MUFG is one of the world’s leading financial groups, with total assets of more than ¥190 trillion (approximately $1.8 trillion) as of March 31, 2008.  MUFG’s services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management and leasing.

The Group’s operating companies include BTMU, Japan’s largest commercial bank, Mitsubishi UFJ Trust and Banking Corporation, Japan’s leading trust bank, and Mitsubishi UFJ Securities, one of Japan’s largest securities firms.

BTMU is Japan’s leading bank with around 660 branches and offices, over 400,000 corporate customers, and around 40 million individual customers.  BTMU also has the largest overseas network of any Japanese bank, comprising offices and subsidiaries in more than 40 countries worldwide.  BTMU’s global network includes Union Bank of California, which is a wholly owned subsidiary of UNBC and is one of the 25 largest banks in the United States with over 300 branches and assets in excess of $60 billion.

For more information about MUFG, please visit www.mufg.jp/english/about.

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About UnionBanCal Corporation
Based in San Francisco, UnionBanCal Corporation (NYSE:UB) is a bank holding company with assets of $60.6 billion at June 30, 2008.  Its principal subsidiary, Union Bank of California, N.A., had 337 banking offices in California, Oregon, and Washington and 2 international offices at June 30, 2008. The company's Web site is located at www.unionbank.com.

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For more information, please contact:

MUFG/BTMU:                                                       UNBC:
George Sard/Jim Barron/                                            Investor Contact
Kara Findlay/Nicole Tolmie                                        David Dobon/Michelle Crandall
(212) 687-8080                                                          415-765-2780
ntolmie@sardverb.com

Important Information
Neither MUFG nor BTMU has commenced the tender offer to which this communication relates.  Shareholders of UNBC are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer, including UNBC’s Solicitation/Recommendation Statement on Schedule 14D-9, that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information.  Anyone may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 888-750-5834.

Cautionary Statement Concerning Forward-Looking Information
This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates”, “may”, “will”, “could”, “should”, “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG and BTMU.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors.  Neither MUFG nor BTMU undertakes any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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